

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

February 23, 2017

VIA E-MAIL
Mr. Brian D. Lawson
Chief Financial Officer
Brookfield Asset Management, Inc.
P.O. Box 762
Brookfield Place
181 Bay Street, Suite 300
Toronto, Ontario, Canada M5J 2T3

>   Re: **Brookfield Asset Management, Inc.**
>   **Form 40-F for the year ended December 31, 2015**
>   **Filed March 31, 2016**
>   **File No. 033-97038**

Dear Mr. Lawson:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Assistant Chief Accountant
Office of Real Estate and
Commodities